Exhibit 99.1

PRESS RELEASE

Brookfield Asset Management Reports Second Quarter 2017 Results

Brookfield, August 10, 2017 – Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A, Euronext: BAMA), a leading global alternative asset manager, today announced financial results for the quarter ended June 30, 2017.

Bruce Flatt, CEO of Brookfield, stated that, “Institutional interest in real assets remains strong, and we expect this trend to continue for the foreseeable future.  During the quarter we sold a number of mature assets, and deployed $9 billion of capital into opportunities where we believe we can enhance returns utilizing our operating expertise.”

Operating Results

UNAUDITED FOR THE PERIODS ENDED JUN. 30	Three Months Ended		Last Twelve Months Ended
(US$ MILLIONS, EXCEPT PER SHARE AMOUNTS)	2017	2016	2017	2016
Net income[1]	$958	$584	$3,594	$3,252
Per Brookfield share2	0.19	0.15	1.29	1.30
Funds from operations[2,3]	$1,026	$637	$3,597	$2,822
Per Brookfield share2,3	1.01	0.62	3.55	2.76
1.	Consolidated basis – includes amounts attributable to non-controlling interests
2.	Excludes amounts attributable to non-controlling interests
3.	See Basis of Presentation on page 3 and a reconciliation of net income to FFO on page 8

Operating results for the second quarter benefited from continued growth of our asset management business. Net income included increased fair value gains in the quarter, primarily from our opportunistic real estate investment portfolio. The per share number is after the allocation of net income to non-controlling interests and preferred share dividends.

Funds from operations (“FFO”) totaled $1.0 billion in the second quarter, compared to $637 million in the prior year. Excluding realized disposition gains, FFO increased 9% to $562 million. Growth in fee related earnings of 22% was due to higher fee bearing capital and higher incentive distributions as our listed issuers continue to generate strong growth in their capital base and distributions. Invested capital FFO increased by 2%, due to solid "same-store" growth from operational improvements across our businesses, in particular higher generation within our renewable power business, and contributions from acquisitions partially offset by the absence of FFO from assets previously sold and the impact of foreign exchange. We sold our interest in 245 Park Avenue, a New York office building, contributing to realized disposition gains of $464 million for the quarter.

Dividend Declaration

The Board declared a quarterly dividend of US$0.14 per share (representing US$0.56 per annum), payable on September 29, 2017 to shareholders of record as at the close of business on August 31, 2017. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

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Highlights

We are now raising capital for our next flagship real estate fund, which we expect to be larger than its predecessor fund and to hold a first close later this year.

We have invested and committed approximately 80% of capital in our current $9 billion real estate opportunity fund. This fund has acquired a number of high cash yielding businesses which should earn solid cash on cash returns and protect the value of capital invested.

We completed acquisitions that deployed $9 billion of capital in the quarter across our businesses. We were successful in closing previously announced transactions while progressing several other large acquisitions.

Our infrastructure business closed the $5 billion acquisition of a regulated natural gas transmission company in Brazil, which has been performing well and in line with expectations.

Our private equity business closed two previously announced transactions, BRK Ambiental, a water distribution, collection and treatment business in Brazil, and Greenergy, a leading provider of road fuels in the U.K. Subsequent to the quarter, our Private Equity group closed the previously announced acquisition of Loblaw's gas station business and announced the acquisition of a 60% interest in Teekay Offshore Partners L.P., a global provider of marine services to the offshore oil production industry, and the acquisition of a Canadian gaming operation.

Our renewable power business continues to advance the acquisition of a 51% interest in TerraForm Power and 100% of TerraForm Global, marking our first major investment into solar power. We have received bankruptcy court approvals, as well as a number of other important milestones, and expect to close the transactions in the second half of this year.

As a result of these and other transactions announced to date, our flagship infrastructure and private equity funds are over 45% and 60% invested and committed, respectively.

We continue to leverage our operating expertise to improve cash flows in our businesses.

We continue to focus on enhancing the cash flows of our acquired businesses through operational improvements, where we have large, experienced teams dedicated to these efforts across the globe. One example of this is in our graphite electrode manufacturing operations within our private equity business where we have reduced annual fixed costs by $75 million, in part by placing a dedicated Brookfield team within the business to focus on operations.

We further simplified our operating structure and streamlined our business.

Our real estate business completed the privatization of the previously listed fund, Brookfield Canada Office Properties, as part of our plan to fully integrate our North American office operations and simplify the structure.

We completed the spin-off to our BAM shareholders of our international specialty insurance provider, Trisura Group Ltd., on June 22, 2017.

We have substantial capital resources at our disposal to pursue further opportunities with $25 billion of core liquidity and dry powder available to deploy.

In 2016 we closed on flagship funds in our real estate, infrastructure and private equity businesses. While we have been actively deploying capital over the past year, we have over $17 billion of third-party private fund commitments available for new or follow on acquisitions. In addition, we have over $7 billion of core liquidity from cash and financial assets and from undrawn committed credit facilities. This level of capital enables us to pursue large-scale transactions that most others cannot due to size and scale.

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Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted and make reference to Funds From Operations (“FFO”).

We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and include realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ FFO on a fully diluted basis. FFO consists of the following components:

•	FFO from Operating Activities represents the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.

•	Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third party capital that is no longer subject to future investment performance.

•	Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We use FFO to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find this measure of value to them.

We note that FFO, its components, and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

We provide additional information on the determination of FFO and reconciliation between FFO and net income attributable to Brookfield shareholders in our quarterly Supplemental Information and filings available at www.brookfield.com.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months ended June 30, 2017 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The attached statements are based primarily on information that has been extracted from our interim financial statements for the three months ended June 30, 2017, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield’s external auditor.

Brookfield's Board of Directors reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2017 Second Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Reports & Filings section at www.brookfield.com.

The conference call can be accessed via webcast on August 10, 2017 at 11:00 a.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 10:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-800-319-6413 or 1-604-638-9010 (Password 1537#).

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Brookfield Asset Management Inc. is a leading global alternative asset manager with over $250 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Claire Holland Communications & Media Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Forward-Looking Statements

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

This release does not constitute an offer of any Brookfield fund.

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CONSOLIDATED BALANCE SHEETS

Unaudited	June 30	December 31
(US$ millions)	2017	2016
Assets
Cash and cash equivalents	$4,429	$4,299
Other financial assets	4,998	4,700
Accounts receivable and other	11,183	9,133
Inventory	6,290	5,349
Assets classified as held for sale	1,284	432
Equity accounted investments	26,293	24,977
Investment properties	56,827	54,172
Property, plant and equipment	46,034	45,346
Intangible assets	14,167	6,073
Goodwill	4,984	3,783
Deferred income tax assets	1,694	1,562
Total Assets	$178,183	$159,826

Liabilities and Equity
Accounts payable and other	$15,870	$11,915
Liabilities associated with assets classified as held for sale	742	127
Corporate borrowings	4,924	4,500
Non-recourse borrowings
Property-specific mortgages	57,246	52,442
Subsidiary borrowings	9,829	7,949
Deferred income tax liabilities	11,909	9,640
Subsidiary equity obligations	3,618	3,565
Equity
Preferred equity	3,949	3,954
Non-controlling interests	47,767	43,235
Common equity	22,329	22,499
Total Equity	74,045	69,688
Total Liabilities and Equity	$178,183	$159,826

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CONSOLIDATED STATEMENTS OF OPERATIONS

UNAUDITED FOR THE PERIODS ENDED JUN. 30	Three Months Ended		Six Months Ended
(US$ MILLIONS, EXCEPT PER SHARE AMOUNTS)	2017	2016	2017	2016
Revenues	$9,444	$5,973	$15,445	$11,191
Direct costs	(7,332)	(4,330)	(11,719)	(7,978)
Other income and gains	-	31	265	66
Equity accounted income	250	435	585	587
Expenses
Interest	(865)	(815)	(1,708)	(1,582)
Corporate costs	(20)	(25)	(45)	(48)
	1,477	1,269	2,823	2,236
Fair value changes	213	65	9	417
Depreciation and amortization	(613)	(516)	(1,112)	(997)
Income tax	(119)	(234)	(244)	(436)
Net income	$958	$584	$1,476	$1,220

Net income attributable to:
Brookfield shareholders	$225	185	$188	$442
Non-controlling interests	733	399	1,288	778
	$958	$584	$1,476	$1,220

Net income per share
Diluted	$0.19	$0.15	$0.12	$0.38
Basic	0.20	0.16	0.12	0.39

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SUMMARIZED FINANCIAL RESULTS

UNAUDITED FOR THE PERIODS ENDED JUN. 30	Three Months Ended		Last Twelve Months Ended
(US$ MILLIONS)	2017	2016	2017	2016
Asset management	$231	$190	$889	$654
Real estate	661	275	1,899	1,428
Renewable power	65	37	207	191
Infrastructure	84	111	359	316
Private equity and other	32	98	434	551
Cash and financial assets	13	27	117	38
Interest expense and operating costs	(60)	(101)	(308)	(356)
Funds from operations[1,2]	$1,026	$637	$3,597	$2,822

UNAUDITED FOR THE PERIODS ENDED JUN. 30	Three Months Ended		Last Twelve Months Ended
(US$ MILLIONS, EXCEPT PER SHARE AMOUNTS)	2017	2016	2017	2016
FFO from operating activities[2]	$562	$514	$2,179	$1,963
Realized carried interest[3]	-	-	152	15
Realized disposition gains[2]	464	123	1,266	844
Funds from operations[1,2]	1,026	637	3,597	2,822
Realized disposition gains not in income	(498)	(129)	(991)	(509)
Fair value changes	(94)	5	(862)	304
Depreciation and amortization	(217)	(227)	(885)	(834)
Income tax	8	(101)	538	(374)
Net income attributable to shareholders	$225	$185	$1,397	$1,409
Per share	$0.19	$0.15	$1.29	$1.30

Notes:

1.	Non-IFRS measure – see Basis of Presentation on page 3 and a reconciliation of net income to FFO on page 8
2.	Excludes amounts attributable to non-controlling interests
3.	Excludes carried interest generated that is subject to future investment performance

EARNINGS PER SHARE

UNAUDITED FOR THE PERIODS ENDED JUN. 30	Three Months Ended		Last Twelve Months Ended
(US$ MILLIONS, EXCEPT PER SHARE AMOUNTS)	2017	2016	2017	2016
Net income	$958	$584	$3,594	$3,252
Non-controlling interests	(733)	(399)	(2,197)	(1,843)
Net income attributable to shareholders	225	185	1,397	1,409
Preferred share dividends	(35)	(34)	(137)	(133)
Net income available to common shareholders	$190	$151	$1,260	$1,276

Weighted average shares	958.6	958.8	958.8	958.9
Dilutive effect of the conversion of options and escrowed shares using treasury stock method[1]	20.0	18.2	15.7	19.9
Shares and share equivalents	978.6	977.0	974.5	978.8
Diluted earnings per share	$0.19	$0.15	$1.29	$1.30

Notes:

1.	Includes management share option plan and escrowed stock plan

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RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

UNAUDITED FOR THE PERIODS ENDED JUN. 30	Three Months Ended		Last Twelve Months Ended
(US$ MILLIONS)	2017	2016	2017	2016
Net income	$958	$584	$3,594	$3,252
Equity accounted fair value changes and other non-FFO items	241	4	543	254
Fair value changes	(213)	(65)	538	(1,400)
Depreciation and amortization	613	516	2,135	1,863
Deferred income taxes	31	162	(751)	634
Realized disposition gains in fair value changes or prior periods[1]	499	123	1,082	829
Non-controlling interests	(1,103)	(687)	(3,544)	(2,610)
Funds from operations[1,2]	$1,026	$637	$3,597	$2,822

Notes:

1.	Non-IFRS measure – see Basis of Presentation on page 3
2.	Excludes amounts attributable to non-controlling interests

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